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Exhibit 12.1

RECKSON OPERATING PARTNERSHIP, L. P.
RATIOS OF EARNINGS TO FIXED CHARGES
AND
RATIOS OF EARNINGS TO FIXED CHARGES,
PREFERRED DIVIDENDS AND PREFERRED DISTRIBUTIONS

        The following table sets forth Reckson Operating Partnership, L.P.'s consolidated ratios of earnings to fixed charges for the years ended December 31:

2007	2006	2005	2004	2003
(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
1.44x	0.27x	0.88x	1.02x	1.10x

        The following table sets forth Reckson Operating Partnership, L.P.'s consolidated ratios of earnings to fixed charges and preferred distributions for the years ended December 31:

2007	2006	2005	2004	2003
(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
1.44x	0.27x	0.88x	0.79x	0.87x

        The above ratios were calculated in accordance with Item 503 of Regulation S-K. As a result, all years prior to 2007 have been restated to exclude income from discontinued operations and, for the year 2003, include certain costs associated with losses from extinguishment of debt in accordance with FASB Statement No. 145 which was adopted by Reckson Operating Partnership, L.P. on January 1, 2003. These costs were previously reported as extraordinary losses and excluded from prior reported ratios. Excluding the costs associated with the SL Green Merger, the 2007 and 2006 ratios would have been 1.55x and 0.74x, respectively. For the years ended December 31, 2006 and 2005, fixed charges exceeded earnings by $88.2 million and $14.0 million, respectively.

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  Exhibit 12.1
RECKSON OPERATING PARTNERSHIP, L. P. RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES, PREFERRED DIVIDENDS AND PREFERRED DISTRIBUTIONS